UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd.
c/o Taro Pharmaceuticals U.S.A., Inc.
Three Skyline Drive
Hawthorne, New York 10532
(NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACT:
William J. Coote
(914) 345-9001
William.Coote@taro.com

TARO ANNOUNCES RESULTS OF ITS ANNUAL GENERAL MEETING OF SHAREHOLDERS

Hawthorne, NY, December 24, 2014 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) announced that the Company held its annual general meeting of shareholders on December 22, 2014, at the offices of Meitar Liquornik Geva Leshem Tal, located at 16 Abba Hillel Road, Gallery Floor, Ramat Gan (the “Annual General Meeting”).

At the Annual General Meeting, the following resolutions were approved (i) five directors (Dilip Shanghvi, Kal Sundaram, Sudhir Valia, James Kedrowski and Dov Pekelman) were re-elected to the Company’s Board of Directors to serve until the close of the next annual general meeting of shareholders, and (ii) Ziv Haft, Certified Public Accountants (Israel), a BDO member firm, was appointed as the Company’s independent auditors until the close of the next annual general meeting of shareholders of the Company and the Audit Committee of the Company and the Board of Directors were authorized to fix their remuneration, in accordance with the volume and nature of their services.

************************

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 24, 2014

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:  /s/ Subramanian Kalyanasundaram
        Name:  Subramanian Kalyanasundaram
        Title:    Chief Executive Officer and Director